Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/28/2025	Casdin PMF	Common Stock	545,000 (1)		$1.065
2/28/2025	Casdin PMF	Common Stock	4,820,959		$1.065
2/28/2025	Eli Casdin	Common Stock	58,215 (2)		$0 (3)

(1) Represents a cross-trade, pursuant to which a client of Casdin transferred 545,000 shares of Common Stock to Casdin PMF.

(2) Represents Restricted Stock Units ("RSUs") that vest as to 25% on the last day of the last month of each fiscal quarter of 2025, subject to the Reporting Person's continued service through the applicable vesting date.

(3) The RSUs were issued to the Reporting Person, who elected to take RSUs in lieu of $62,000 in cash compensation for services as a board member.